April 18, 2013	Writer’s Direct Contact 212.468.8179 apinedo@mofo.com

VIA EDGAR AND ELECTRONIC MAIL

Tiffany Piland
Securities and Exchange Commission
100 F Street, N.E.
Mailstop #3561
Washington, D.C. 20549

Re:	Truett-Hurst, Inc.
Registration Statement on Form S-1 (the “Registration Statement”)
Registration No. 333-187164

WITHDRAWAL OF ACCELERATION REQUEST

Dear Ms. Piland:

By letter dated April 16, 2013, Truett-Hurst, Inc. (the “Company”) requested that the above-referenced Registration Statement be declared effective at 4:30 PM on April 18, 2013.  The Company also authorized the undersigned, counsel for the Company, to act on its behalf.

The Company hereby requests that its Request for Acceleration of Effectiveness dated April 16, 2013 be withdrawn effective immediately.  Should you have any additional questions or concerns, please call me at 212-468-8179.

Sincerely,

/s/ Anna T. Pinedo

Anna T. Pinedo

cc:	Phillip Hurst
Truett-Hurst, Inc.